

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

William Tooley
Chief Executive Officer
Enviro.Farm Systems Inc
18 Grant Street
Plymouth, MA 02360

Re: Enviro.Farm Systems Inc
Offering Statement on Form 1-A
Filed February 8, 2024
File No. 024-12397

Dear William Tooley:

We have reviewed your offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed February 8, 2024

General

1. Disclose the portion of time your sole officer will devote to your business.

2. Please file as an exhibit the agreement with the escrow agent and disclose its material terms.

3. You disclose on page 36 that voting for directors is cumulative. Tell us where the provision about cumulative voting appears in your governing documents.

4. We note your risk factor regarding the forum selection provision that you say is in Exhibit 4.1. Tell us where in that exhibit the forum provision appears and how your disclosure regarding its scope is consistent with the scope in the exhibit.

Summary Information
Capitalization, page 3

5. Please revise to disclose the terms of the investor promissory note, including the interest rate and maturity date. Please also disclose how you anticipate repaying the notes given your stage of operations and current financial condition. For example, will any of the proceeds from this offering will be used to repay the promissory note?

Going Concern, page 3

6. You disclose that your ability to successfully resolve these factors raises substantial doubt about your Company's ability to continue as a going concern. Your risk factor on page 9 also indicates that your management has expressed substantial doubt about your ability to continue as a going concern. Please reconcile these disclosures with that of the auditors report and financial statement notes that do not appear to indicate or conclude that a going concern opinion has been rendered on your financial statements.

Dilution, page 23

7. Tell us what section of Exhibit 6.3 includes the "option to purchase common stock" at a discount to the offering price. Explain to what debt or loan this exhibit and provision applies, the amount outstanding and the number of shares that could be issued. Also tell us on what registration statement or exemption the company will rely to complete this transaction.

Interest of Management and Others in Certain Transactions
Related Party Transactions, page 36

8. Please disclose the date that the Company sold an aggregate of 125,000,000 common shares to Mr. Tooley, along with the aggregate purchase price. Disclose if this transaction is the Company's initial equity capitalization and if the common shares are considered to be founder shares.

9. We note the advances provided to you. If applicable, please disclose the interest rate and maturity date of such advances.

Audited Financial Statements, page F-1

10. Please address the following:

    •   Relabel the heading on page F-3 to Statement of Operations, as it is currently labeled Statement of Cash Flows.

    •   Consider providing a separate statement of stockholders' deficit that shows each of your equity accounts, including common shares and preferred shares authorized, issued and outstanding at the balance sheet date.

- For each of the statements of operations, stockholders' deficit and cash flows, please specify the financial statement period covered, such as for the period from June 24, 2023, date of inception, to July 31, 2023, if true.

- Expand Note B(a), Basis of Accounting and Presentation, on page F-5 to disclose the date of your fiscal year-end.

Independent Accountant's Audit Report, page F-1

11. Please revise as appropriate and have your independent auditors address the following:

- In the opinion paragraphs, specify the date covered by the related statements of operations, stockholders' equity and cash flows. For example, specify if the statements cover the period from June 24, 2023, date of inception, to July 31, 2023, if true. The current disclosure is general and refers either to the period from inception to July 31, 2023, or for the initial period then ended. Refer to Rule 2-02(a)(4) and 2-02(c)(1) of Regulation S-X.

- In the Experts section of the Offering Statement on page 38, disclose the specific period the financial statements cover, as the current disclosure states for the initial period ended July 31, 2023.

- In Exhibit 11.1, Consent of Auditor, please disclose that the auditors consent to the reference to them under the heading "Experts" in the Offering Statement, as the current disclosure states "and to the reference of us under the title "Auditors" throughout the statement." Also specify the financial statement periods covered by the auditors' report.

Exhibits

12. Refer to Exhibit 12.1. Please clarify the reference to Class A membership shares, given the disclosure that you are offering shares of common stock.

13. Please ensure each exhibit is in the proper text-searchable format. Refer to Item 301 of Regulation S-T.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Arden Anderson, Esq.